UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-10899

KIMCO REALTY OP, LLC
(Exact name of registrant as specified in its charter)

500 N. Broadway
Suite 201
Jericho, NY 11753
(516) 869-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share
Depositary Shares, each representing one-thousandth of a share of 5.125% Class L Cumulative Redeemable, Preferred Stock, $1.00 par value per share
 Depositary Shares, each representing one-thousandth of a share of 5.250% Class M Cumulative Redeemable, Preferred Stock, $1.00 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*
As previously disclosed, on December 15, 2022, the entity then known as Kimco Realty Corporation, a Maryland corporation (the “Predecessor”), announced that it intended to implement a corporate reorganization (the “Reorganization”) into a new holding company structure commonly referred to as an Umbrella Partnership Real Estate Investment Trust, or UPREIT. Also on December 15, 2022, in connection with the Reorganization, the Predecessor entered into an Agreement and Plan of Merger (the “Merger Agreement”) with New KRC Corp., a Maryland corporation (“New Kimco”), which was at that time a wholly-owned subsidiary of the Predecessor, and KRC Merger Sub Corp., a Maryland corporation (“Merger Sub”), which was at that time a wholly-owned subsidiary of New Kimco. Effective as of 12:01 a.m., New York time, on January 1, 2023, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Predecessor, with the Predecessor continuing as the surviving entity and a wholly-owned subsidiary of New Kimco (the “Merger”). The Merger, which was unanimously approved by the Predecessor’s board of directors on December 14, 2022, was conducted in accordance with Section 3-106.2 of the Maryland General Corporation Law.

At the effective time of the Merger, (a) the separate existence of Merger Sub ceased and (b) each share of capital stock of the Predecessor issued and outstanding immediately prior to the Merger was converted on a one-for-one basis into an equivalent issued and outstanding share of capital stock of New Kimco. On January 3, 2023, the Predecessor converted into a limited liability company, organized in the State of Delaware, known as Kimco Realty OP, LLC, and New Kimco changed its name to Kimco Realty Corporation, the former name of the Predecessor, and became the successor issuer to the Predecessor pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Kimco Realty Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 3, 2023	By:	/s/ Glenn G. Cohen
	Name:	Glenn G. Cohen
	Title:	Executive Vice President, Chief Financial Officer and Treasurer